

September 26, 2012

<u>Via E-mail</u>
Ms. Cynthia Y. Valko
Chief Executive Officer
Global Indemnity plc
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

Re: Global Indemnity plc
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 001-34809

Dear Ms. Valko:

We have reviewed your filing and your supplemental response and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

<u>General</u>

1. We note your response to our prior Comment 1 regarding disclosure of quantitative information by product line or groups of similar products. In your Business section, you mention property, casualty, professional lines and general liability and in your MD&A section you also mention automobile liability, worker's compensation and umbrella product lines. As we previously noted, the transcript of your earnings call for the fiscal year ended December 31, 2011 indicates substantial interest in how the various product lines you offer affected your overall financial results for fiscal 2011. While it may not be feasible to disclose profitability by product line or groups of similar products, as you have indicated that operating profitability is distinctly measured at the segment level, please consider reporting revenue-related information by product line or groups of similar products. In this regard, please tell us what further information you may be able to include in future

filings to present investors with a clearer picture of the revenue-generating performance of your various product lines and provide us with proposed disclosure for future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director